FORM 6-K

                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,                  January                             20  03
                 -----------------------------------------------------   ------

                             MDC CORPORATION INC.
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                (Translation of registrant's name into English)

             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
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                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F                    Form 40-F      X
                          -------------                ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                            No        X
                         --------------               -------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                 EXHIBIT INDEX

Exhibit                                                                Page No.

1.      Press Release dated December 6, 2002                                 4




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                                                                   Exhibit     1

FOR IMMEDIATE RELEASE

                             MDC CORPORATION INC.
                           CUSTOM DIRECT INCOME FUND
                 Custom Direct Income Fund Offering Postponed

            TORONTO - December 6, 2002 - MDC Corporation Inc. of Toronto (TSX:
MDZ.A; NASDAQ: MDCA) and Custom Direct Income Fund (the "Fund") announced today that plans for an initial public offering of the Fund have been postponed. The Fund was created to acquire an approximate 80% interest in MDC's U.S. based direct-to-customer cheque business, operated by Custom Direct, Inc. and affiliated companies.

            "The current uncertainty in the income trust market place is not conducive to the completion of such offerings on reasonable terms and conditions. This has persuaded us to postpone the offering until more favourable market conditions return," said Miles Nadal, MDC's President and Chief Executive Officer.

            "We remain confident in the future of the Custom Direct business and have no desire to compromise our belief in the value of the enterprise. In the meantime, we will continue to realize increased returns from its highly predictable business model and reliable cash flows," said Nadal.

About Custom Direct

            Based in Maryland and Arkansas, Custom Direct has been selling cheques and cheque related accessories across the United States since 1992 and offers the industry's widest selection of product designs. Custom Direct is the second largest participant in the direct-to-consumer segment of the U.S. cheque industry with forecast sales and EBITDA for the year ending December 31, 2002 of approximately US$103 million and US$20 million respectively.

About MDC Corporation Inc.

            MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets; and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on NASDAQ National Market under the symbol MDCA.

            Maxxcom, approximately 78% owned by MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.



FOR MORE INFORMATION CONTACT:
MILES S. NADAL                                     PETER M. LEWIS
Chairman and Chief Executive Officer               Executive Vice-President
MDC Corporation Inc.                               and Chief Financial Officer
Tel:  (416) 960-9000 ext. 223                      MDC Corporation Inc.
                                                   Tel:  (416) 960-9000 ext. 272

                                                   GRAHAM L. ROSENBERG
                                                   Executive Vice-President
                                                   MDC Corporation Inc.
                                                   Tel: (416) 960-9000 ext. 239


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                                  SIGNATURES

         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       MDC CORPORATION INC.
                                                --------------------------------
                                                          (Registrant)

Date:  January 10, 2003                         By:    /s/ Walter Campbell
       ----------------                            -----------------------------
                                                             (Signature)
                                                   Walter Campbell
                                                   Senior Vice President Finance


     Print the name and title of the signing officer under their signature